UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
BASIC ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-32693	54-2091194
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

801 Cherry Street, Suite 2100 Fort Worth, Texas	76102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (817) 334-4100
Not Applicable
(Former name or former address, if changed since last report)

BASIC ENERGY SERVICES, INC.
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BASIC ENERGY SERVICES, INC.
EXPLANATORY NOTE
This Information Statement (this “Supplement”) amends and supplements the Information Statement previously filed by Basic Energy Services, Inc., a Delaware corporation (the “Company” or “Basic”) with the SEC and transmitted on or about December 13, 2016 (the “Information Statement”). This Supplement is being mailed or delivered to the stockholders of record of shares (the “Existing Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of the Company as of December 13, 2016 with respect to a change of the majority of directors of the board of directors of the Company. This Supplement is being transmitted on or about December 21, 2016. Defined terms used in this Supplement have the meanings given in the Information Statement.
This Supplement is being made to reflect (1) a change in a director designee by Ascribe from Lawrence A. First, as previously disclosed in the Information Statement, to James D. Kern and (2) certain other individual director updates. The sections below for “Directors and Executive Officers” and “Certain Relationships and Related Transactions” hereby amend and restate in their entirety the same sections in the Information Statement.
DIRECTORS AND EXECUTIVE OFFICERS
Directors and Executive Officers Prior to the Effective Date
Information concerning the Company’s executive officers prior to the Effective Date can be found under the section entitled “Executive Officers” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 7, 2016 (the “2016 Proxy Statement”). Information concerning the Company’s directors prior to the Effective Date can be found under the sections entitled “Proposal 1: Election of Directors” and “Board of Directors and Committees of the Board,” in the 2016 Proxy Statement. Such sections are incorporated herein by reference.
Executives Officers Following the Effective Date
There will be no change to the Company’s executive officers following the Effective Date.

Directors Following the Effective Date
The New Board will be comprised of seven directors following the Effective Date. As of the date of this report, six of the New Board members, representing a majority of the New Board, have been designated, and their biographies are set forth below. The Company expects that the remaining director will be designated prior to the Effective Date.

Name	Director Since	Age	Position
T.M. “Roe” Patterson	2013	42	Director and Chief Executive Officer
Timothy H. Day	2016	46	Director, Chairman of the Board
John Jackson	2016	58	Director
James D. Kern	2016	49	Director
Samuel E. Langford	2016	59	Director
Julio Quintana	2016	57	Director

T.M. “Roe” Patterson. Mr. Patterson has 21 years of related industry experience. He was named our President and Chief Executive Officer and appointed as a Director in September 2013. From 2006 to September 2013, Mr. Patterson worked for Basic in positions of increasing responsibility: as our Senior Vice President and Chief Operating Officer from April 2011 until September 2013, as a Senior Vice President from September 2008 until April 2011 and as a Vice President from February 2006 until September 2008. Prior to joining Basic, he was President of TMP Companies, Inc. from 2000 to 2006. He was a Contracts/Sales Manager at Patterson Drilling Company from 1996 to 2000. From 1995 to 1996, he was employed as an Engine Sales Manager at West Texas Caterpillar. Mr. Patterson graduated with a B.S. degree in Biology from Texas Tech University.
Timothy H. Day.     Mr. Day is currently a private investor and director of several private companies. Prior to this, Mr. Day joined First Reserve in 2000 as a Vice President, served as Managing Director since 2007 and Co-Head of Buyout since 2012 until December 2015. Prior to joining First Reserve, Mr. Day was with SCF Partners, a private equity investment group specializing in the energy industry, as an Associate from 1995 to 1997 and as a Vice President from 1998 to 2000. Prior to that, he was an analyst with CS First Boston from 1993 to 1995 and prior to that he was an analyst with Salomon Brothers from 1992 to 1993. Mr. Day currently serves as a director on the board of Diamond S Shipping, TNT Crane & Rigging and TPC Group. Mr. Day previously served as a Director of PBF Energy Inc. and Crestwood Midstream Partners LP. He holds an M.B.A. degree from Harvard Business School and a B.B.A. degree from the University of Texas.
John Jackson. Mr. Jackson has served as Chief Executive Officer of Spartan Energy Partners since March 2010. Prior to that, from January 2008 through October 2009, Mr. Jackson was the Chairman and CEO of Price Gregory Services, Inc., a leading energy infrastructure services provider specializing in pipeline construction. Prior to Price Gregory, from October 2004 to August 2007, Mr. Jackson served as President and Chief Executive Officer of Hanover Compressor, and from January 2002 to September 2004 as Hanover’s Chief Financial Officer. Prior to that, Mr. Jackson held several positions at Duke Energy Field Services, including Chief Financial Officer, and he also held various positions at Union Pacific Resources. Mr. Jackson currently sits on the board of directors of Seitel, Inc., Main Street Capital Corp. and Cone Midstream, in addition to his role with non-profits boards. He has previously served on the board of directors of Select Energy Services (2012 to 2015), RSH Energy (2013 to 2014), Encore Energy Partners (2009 to 2011) and Exterran Holdings, Inc. (2007 to 2009). John earned a B.B.A. in Accounting from Baylor University.
James D. Kern. Mr. Kern has served as Managing Partner of Majestic Ventures 1 LLC, a consulting and investment partnership focused on early stage growth companies since May 2014. In addition, Mr. Kern has served on the board of directors of PlaySight Interactive Ltd., a designer of consumer sports analytics systems, since May 2014. From 2010 to mid-2014, Mr. Kern was a Managing Director at Nomura Securities, serving as Head of Global Finance FIG and Specialty Finance Investment Banking for the Americas. He previously served as a Managing Director at J.P.

Morgan Securities within the FIG practice focused on Asset Management and Specialty Finance clients and, from 1994-2008, was a Senior Managing Director at Bear Stearns where he held several positions including Head of Strategic Finance-FIG, Head of Corporate Derivatives and was a founding member of the firm’s Structured Equity Products group. Mr. Kern has a B.S. from the Marshall School of Business at the University of Southern California.
Samuel E. Langford. Since January 2015, Mr. Langford has performed services as a consultant regarding upstream energy investments, strategies and management. Previously, Mr. Langford was employed by Newfield Exploration Co.as Senior Corporate Advisor-Corporate Office from March 2012 until December 2012, General Manager, Mid-Continent Business Unit from April 2011 until February 2012, and Vice President, Corporate Development from February 2009 until March 2011. Mr. Langford was retired from January 2013 until December 2014. In addition to Newfield, Mr. Langford has worked with Cockrell Oil & Gas, British Gas Exploration America, Tenneco Oil Company, Tenneco Inc and Exxon USA in various technical and managerial positions. Mr. Langford holds a B.S. degree in Mechanical Engineering from Auburn University.
Julio Quintana. Mr. Quintana served as the President and Chief Executive Officer of Tesco Corporation (NASDAQ: TESO), from 2005 until his retirement in January 2015 and was a member of the Tesco board from September 2004 to May 2015. Prior to the appointment as President and Chief Executive Officer, Mr. Quintana served as Executive Vice President and Chief Operating Officer at Tesco beginning in September 2004. Prior to his tenure at Tesco, Mr. Quintana worked for Schlumberger Corporation as Vice President of Integrated Project Management and Vice President of Marketing for The Americas from November 1999 to September 2004. Prior to Schlumberger, Mr. Quintana worked from June 1980 to November 1999 for Unocal Corporation, an integrated E&P company. Mr. Quintana held various operational and managerial roles in production, drilling and asset management. His last roles at Unocal were Asset Manager for the Mid Continent Region and Asset Manager for Deepwater Gulf of Mexico. Mr. Quintana brings 36 years of experience in various aspects of the oil and gas exploration and production industry, including strong experience in upstream operations, a deep understanding of drilling and asset management technologies, broad human resources management skills and experience. Mr. Quintana has a degree in Mechanical Engineering from The University of Southern California. He is member of the board of Directors of SM Energy (NYSE:SM) since July 2006 and a member of the board of Newmont Mining (NYSE:NEM) since October 2015. Mr. Quintana has also been a board member of Pipeline Pressure Isolation LLC, a private company, since April 2016.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
During 2015, there were no relationships or transactions with related persons that were required to be disclosed, other than as set forth below.
Darle Vuelta Cattle Co., LLC
During 2006, we entered into a lease agreement with Darle Vuelta Cattle Co., LLC (“DVCC”), an affiliate of Mr. Huseman, our former chief executive officer and a current director, for approximately $69,000 per year. The initial term of the lease was five years, and the lease has been and will continue on a year-to-year basis unless terminated by either party. In December 2010, Basic entered into a lease agreement with DVCC for the right to operate a salt water disposal well, brine well and fresh water well. The term of the leases is two years and will continue until the salt water disposal well and brine well are plugged and no fresh water is being sold. The lease payments are the greater of (i) the sum of $0.10 per barrel of disposed oil and gas waste and $0.05 per barrel of brine or fresh water sold or (ii) $5,000 per month. Payments under this agreement in 2015 totaled $126,221. In October 2011, Basic purchased approximately 17 acres of land for approximately $209,000 from DVCC. In April 2012, Basic purchased approximately 22 acres of land for approximately $215,000 from DVCC. In February 2015, Basic purchased 100 acres of vacant land outside of Midland, Texas for $1.5 million from DVCC.
Each of these transactions with DVCC was reviewed and discussed by the Audit Committee and was authorized and approved by the Audit Committee pursuant to our “Policy and Procedures with Respect to Related Person Transactions.”

Review, Approval or Ratification of Transactions with Related Persons
Pursuant to the charter of the Audit Committee, the Audit Committee is responsible for establishing procedures for the approval of all related party transactions between the Company and any officer or director that would potentially require disclosure. The Board of Directors has adopted a written policy regarding related party transactions that is to be administered by the Audit Committee. The policy applies generally to transactions, arrangements or relationships in which the Company was, is or will be a participant, in which the amount involved exceeds $60,000 and in which any related person had, has or will have a direct or indirect material interest. Related persons include, among others, directors and officers of the Company, beneficial owners of 5% or more of the Company’s voting securities, immediate family members of the foregoing persons, and any entity in which the foregoing persons are employed, are a principal or in which such person has more than a 10% beneficial ownership interest. The Company’s Chief Financial Officer is responsible for submitting related person transactions to the Audit Committee for approval by the committee at regularly scheduled meetings, or, if such approval is not practicable, to the Chairman of the Audit Committee for approval between such meetings. When considering related person transactions, the Audit Committee, or where submitted to the Chairman, the Chairman, will consider all of the relevant facts available, including, but not limited to: the benefits of the transaction to the Company; the impact on a director’s independence in the event the related person is a director; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions available to unrelated third parties or to employees of the Company generally. The Company is not aware of any transaction that was required to be reported in its filings with the SEC where such policies and procedures either did not require review or were not followed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Supplement to the Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

December 21, 2016	By: /s/T.M. “Roe” Patterson
Name: T.M. “Roe” Patterson
Title: Chief Executive Officer and Director